Filed pursuant to Rule 433

March 4, 2026

Relating to

Preliminary Prospectus Supplement dated March 4, 2026

to

Prospectus dated September 23, 2025

Registration Statement No. 333-290475-03

DUKE ENERGY indiana, LLC
$500,000,000 FIRST MORTGAGE BONDS,

SERIES DDDD, 4.95%, DUE MARCH 15, 2036

Pricing Term Sheet

Issuer:	Duke Energy Indiana, LLC (the “Issuer”)
Trade Date:	March 4, 2026
Settlement Date:	March 6, 2026; T+2
Security Description:	First Mortgage Bonds, Series DDDD, 4.95%, Due March 15, 2036 (the “Mortgage Bonds”)
Expected Ratings (Moody’s/S&P):*	Aa3 (Stable) / A (Stable)
Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2026
Principal Amount:	$500,000,000
Maturity Date:	March 15, 2036
Coupon:	4.95%
Benchmark Treasury:	4.125% due February 15, 2036
Benchmark Treasury Price:	100-11+
Benchmark Treasury Yield:	4.080%
Spread to Benchmark Treasury:	+ 90 bps
Yield to Maturity:	4.980%
Price to Public:	99.764% per Mortgage Bond

Redemption Provisions/ Make-Whole Call:

Prior to December 15, 2035 (the date that is three months prior to the maturity date of the Mortgage Bonds (the “Par Call Date”)), the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date; and 100% of the principal amount of the Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding the redemption date.

On or after the Par Call Date, the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26443T AG1 / US26443TAG13
Joint Book-Running Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Huntington Securities, Inc. KeyBanc Capital Markets Inc. Regions Securities LLC CastleOak Securities, L.P. Stern Brothers & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at (888) 200-0266, CIBC World Markets Corp. toll-free at (800) 282-0822, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.